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November 8, 1996



Jones Medical Industries, Inc.
1945 Craig Road
St. Louis, MO  63146

Gentlemen:

     We are acting as counsel for Jones Medical Industries, Inc. (the "Company") in connection with the registration of an aggregate of 129,322 shares of its Common Stock, $.04 par value (the "Shares"), under the Securities Act of 1933, as amended, pursuant to a Registration Statement on Form S-4 filed on November 8, 1996. The Shares represent a portion of the aggregate of 420,572 shares of the Company's Common Stock to be issued pursuant to the Plan of Reorganization and Agreement ("Agreement") dated as of October 24, 1996, by and among Abana Pharmaceuticals, Inc. ("Abana"), the Company and Dale E. Eads and Perry N. Cole, as holders of more than a majority of the outstanding shares of the common stock of Abana. The Agreement provides for a merger of Abana with and into a wholly-owned subsidiary of the Company pursuant to which each outstanding share of the common stock of Abana is to be converted into 0.22 of a share of the Company's Common Stock.

     We have examined all proceedings with reference to the due incorporation of the Company under the laws of the State of Delaware, minutes of meetings of the Company's Board of Directors and stockholders, and such other papers and records as we deem relevant to the opinions set forth below.

     Based upon the foregoing, it is our opinion that the Shares, when issued and delivered as described in the Registration Statement, will be validly issued, fully paid and non-assessable.

     We hereby consent to the filing of this opinion as Exhibit 5.1 to the Registration Statement.

                                        Very truly yours,

                                   GREENSFELDER, HEMKER & GALE, P.C.